PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (202-772-9204)

January 10, 2011

H. Christopher Owings

Assistant Director

US Securities Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

Berkeley Coffee & Tea, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 24, 2010

File No. 333-168911

Dear Mr. Owings:

This letter is in response to your comment letter dated December 6, 2010, with regard to the Form S-1/A filing of Berkeley Coffee & Tea, Inc., a Nevada corporation (“Berkeley” or the "Company") filed on November 24, 2010.  Responses to each comment have been keyed to your comment letter.

Amendment No. 3 to Registration Statement Filed on Form S-1

Capitalization, page 5

1.

Amended and updated to October 31, 2010.  Clarified cumulative expenses paid of $14,859 paid to October 31, 2010 and remaining un-incurred balance of $5,141 to be paid from the proceeds.  Table amended to reflect the changes.

Use of Proceeds, page 11

2.

Please refer to Item 1.

Dilution, page 13

3.

Please refer to Item 1.

Certain Relationships and Related Transactions, and Director Independence, page 33

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

H. Christopher Owings

Division of Corporation Finance

Securities and Exchange Commission

January 10, 2011

Transactions with related persons, page 33

4.

This paragraph has been revised.  Included “This is our future intent, at such time, as we have appointed independent directors.  Currently, we do not have independent directors, therefore it is currently not applicable and ineffective.”

Financial Statements, page 40

5.

Financial Statements for a six months period ended October 31, 2010, have been included.  All respective areas updated to reflect financial information to October 31, 2010.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Berkeley in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs